

March 3, 2011

Richard L. Mack, Esq.
Executive Vice President, General
Counsel and Corporate Secretary
The Mosaic Company
3033 Campus Drive, Suite E490
Plymouth, Minnesota 55441

      RE: **GNS II (U.S.) Corp.**
            Registration Statement on Form S-4
            Filed February 4, 2011
            File No. 333-172076

            The Mosaic Company
            Form 10-K for the fiscal year ended May 31, 2010
            Filed July 23, 2010
            File No. 001-32327

            GNS II (U.S.) Corp.
            Registration Statement on Form S-1
            Filed February 14, 2011
            File No. 333-172253

Dear Mr. Mack:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

GNS Form S-4 filed February 4, 2011

General

1. We note that the merger proposal involves amendments to the GNS certificate of incorporation to create new classes of securities. Please tell us why these amendments are not presented as separate matters to be acted upon pursuant to Exchange Act Rule 14a-4(a)(3).

2. Please tell us why you believe this transaction is not subject to Exchange Act Rule 13e-3.

Risk Factors, page 23

3. Please provide a risk factor, if appropriate, discussing that Hart-Scott-Rodino Act compliance could delay Cargill from exchanging its Mosaic shares, as noted on page 53.

The Merger and Related Transactions, page 37

Background of the Merger and Related Transactions, page 37

4. Please disclose the "current market considerations" that representatives of J.P. Morgan reviewed for the special committee on October 7, 2010, as stated in the fourth paragraph on page 45.

Split-off, page 55

5. Please discuss how the number of shares to be exchanged in the split-off will be determined. We note on page 12 that the actual number of shares of class A common stock and class B common stock to be exchanged by Cargill with its stockholders "will be based on the share price of Mosaic common stock and a determined value of Cargill."

Representations and Warranties, page 57

6. We note the statement that "[f]or the foregoing reasons, you should not rely on the representations and warranties contained in the merger and distribution agreement as statements of factual information." Please note that investors are entitled to rely upon disclosure in your filings, including disclosure regarding

representations and warranties in a merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.

Other Transaction Agreements, page 76

Governance Agreement, page 76

7. Please revise to identify the "certain other" exchanging Cargill stockholders who are a party to the governance agreement.

Tax Agreement, page 77

8. Please revise to further explain the agreed-upon "basket" discussed in the first bullet point.

Other Arrangements and Relationships Between Mosaic and Cargill, page 80

9. Please discuss how the transactions may affect the various relationships and arrangements between Mosaic and Cargill. In doing so, please briefly discuss any material agreements currently in effect between Mosaic and Cargill.

GNS Form S-1 filed February 14, 2011

General

Cautionary Statement Concerning Forward-Looking Statements, page iii

10. We note the reference in the last paragraph to "any document incorporated by reference in this prospectus." Please explain to us the document and incorporation to which you refer.

Mosaic Form 10-K for fiscal year ended May 31, 2010

Risk Factors, page 25

11. We note the statement on page six that "[a]dditional risks not presently known to us, or that we currently deem immaterial, may also impair our business, financial condition or results of operations." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that you will remove this language in future filings.

The Mosaic Company Definitive Proxy Statement filed August 24, 2010

Certain Relationships and Related Transactions, page 67

12. Please direct us to disclosure in the S-4 of the approximate dollar amount that Cargill charged you in the last fiscal year for pension and other postretirement benefits under Cargill's plans and the approximate dollar amount related to co-location agreements on page 71 of the proxy statement.

Compensation Discussion and Analysis, page 23

Benchmarking, page 25

13. We note on page 25 that you seek to establish total direct compensation around the median of the competitive market, with the ability to earn more for superior performance. In future filings, please confirm that you will discuss where actual payments fell relative to these objectives.

14. We note on pages 25 and 26 that in addition to using a comparator group you use broader compensation market data from Towers Watson and Hay Group "in making decisions." Please advise us whether such benchmarking is material to your compensation policies and decisions. For guidance refer to Compliance and Disclosure Interpretation 118.05 of Regulation S-K. If so, confirm that in future filings you will list the companies comprising the Towers Watson and Hay Group data to which you benchmark and disclose the degree to which those companies were considered comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Eric M. Swedenburg, Esq.
        Fax: (212) 455-2502